

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Geoffrey Kempler
Chief Executive Officer
Alterity Therapeutics Limited
ABN 37 080 699 065
Level 3, 460 Bourke Street
Melbourne, Victoria 3000 Australia

> **Re: Alterity Therapeutics Limited**
> **Registration Statement on Form F-3**
> **Filed November 13, 2020**
> **File No. 333-250076**

Dear Mr. Kempler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Steven J. Glusband, Esq.